

October 18, 2012

Via E-mail
Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

      Re: Altra Holdings, Inc.
              Form 10-K
              Filed February 24, 2012
              File No. 1-33209

Dear Mr. Storch:

We have reviewed your response dated October 10, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2012

15. Guarantor Subsidiaries, page 15

1. We have read your responses to comments 2 and 3 in our letter dated September 25, 2012, and note the corrections you have made to your Rule 3-10 of Regulation S-X financial statements overall. It remains unclear to us, however, whether these financial statements are accurate. For example, we note that the change in intercompany receivables, what you call "Loans receivable from related parties," from December 31, 2011 to June 30, 2012, does not equal the "Change in affiliate debt" on your Rule 3-10 statement of cash flows on page 20. Similarly, we note that the change in intercompany receivables from December 31, 2010 to December 31, 2011, does not equal the change in affiliate debt on page 84 of the Form 10-K, even taking into account the As Adjusted December 31, 2011, figure provided on page 15 herein. Please explain these apparent discrepancies.

2. We note you present "interest (income) expense, net" in your Rule 3-10 statement of comprehensive income on pages 18-19, as well as on pages 81-83 of your Form 10-K. There is a concern that intercompany interest is not clearly disclosed. Therefore, please revise your Rule 3-10 financial statements in future filings to present interest income separately from interest expense. Refer to Rule 5-03(a) and Rule 4-08(k) of Regulation S-X.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief